Free Writing Prospectus

(to the Prospectus Supplement

dated May 20, 2013)

Filed Pursuant to Rule 433

Registration Statement No.

333-167485

RENAISSANCERE HOLDINGS LTD.

5.375% SERIES E PREFERENCE SHARES

Final Term Sheet

Issuer:	RenaissanceRe Holdings Ltd.

Security Type:	5.375% Series E Preference Shares, par value $1.00 per share

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB+ (stable) / BBB (stable)

Size:	11,000,000 shares

Over-allotment Option:	1,650,000 shares

Trade Date:	May 20, 2013

Settlement Date:	May 28, 2013 (T+5)

Maturity:	Perpetual

Liquidation Preference:	$25 per share

Dividend Rate:	5.375% of the $25 per share liquidation preference per annum, payable on a non-cumulative basis from the Settlement Date only when, as and if declared by the board of directors

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year commencing September 1, 2013

Redemption:

On or after June 1, 2018, in whole or in part, at any time, at a redemption price of $25 per share, plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the date of redemption.

At any time prior to June 1, 2018, in whole but not in part, upon submission to the common shareholders of a proposal for an amalgamation or any proposal for any other matter that requires, as a result of any changes in Bermuda law, an affirmative vote of the holders of the preference shares at the time outstanding, whether voting as a separate series or together with any other series of preference shares as a single class, at a redemption price of $26 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends, and without interest.

In addition, at any time following the occurrence of a “tax event” or within 90 days following the occurrence of a “capital redemption trigger date”, in whole or in part, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation or any undeclared dividends, and without interest.

Pro Forma Ratio of Earnings to Combined Fixed Charges And Preference Share Dividends:	21.04x for three months ended March 31, 2013 and 13.28x for the year ended December 31, 2012.

Capitalization:

	AT MARCH 31, 2013 (IN MILLIONS EXCEPT RATIOS)
	Pro forma as Adjusted For Issuance of Series E Preference Shares	Pro Forma as Adjusted For Issuance of Series E Preference Shares and Full Redemption of Outstanding 6.60% Series D Preference Shares and Partial Redemption of Outstanding 6.08% Series C Preference Shares
RenaissanceRe revolving credit facility	$—	$—
Renaissance Trading credit facility	5.0	5.0
5.75% Senior Notes due 2020	250.0	250.0
6.08% Series C preference shareholders’ equity	250.0	125.0
6.60% Series D preference shareholders’ equity	150.0	—
5.375% Series E preference shareholders’ equity offered hereby	275.0	275.0
Common shareholders’ equity	3,163.1	3,163.1

Total capitalization	$4,093.1	3,818.1
Ratio of debt to total capitalization	6.2%	6.7%

Public Offering Price:	$25 per share; $275,000,000 total (or $316,250,000 if the underwriters exercise their over-allotment option in full)

Underwriting Discount:	$0.7875 per share for retail orders; $7,707,656.25 total ($9,007,031.25 if the underwriters exercise their over-allotment option in full); and $0.50 per share for institutional orders; $606,250 total

Net Proceeds (before expenses):	$266,686,093.75 (or $306,636,718.75 if the underwriters exercise their over-allotment option in full)

CUSIP/ISIN:	G7498P 119 / BMG7498P1196

Joint Book Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co–Managers:	Barclays Capital Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) (Registration No. 333-167485) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll free at 1-800-326-5897, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.